Exhibit (a)(1)(D)

Offer to Purchase
for Cash
All Outstanding Shares of
Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
International Rectifier Corporation
at
$23.00 Net Per Share
by
IR Acquisition Corp.,
a wholly owned subsidiary of
Vishay Intertechnology, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON OCTOBER 27, 2008, UNLESS THE OFFER IS EXTENDED.

September 29, 2008
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been engaged by IR Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vishay Intertechnology, Inc., a Delaware corporation (“Vishay”), to act as Information Agent in connection with the offer being made by Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share, including the associated preferred stock purchase rights (together, the “Shares”), of International Rectifier Corporation, a Delaware corporation (the “Company”), at a price of $23.00 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 29, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

The Offer is conditioned upon, among other things, the following:

1.	The Company’s stockholders having validly tendered and not properly withdrawn prior to the expiration date of the Offer that number of Shares representing, together with the Shares owned by Vishay, at least a majority of the total voting power of all of the outstanding shares of the Company entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis after consummation of the Offer;

2.	Vishay being satisfied in its sole discretion that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the proposed merger or any other business combination involving Vishay or any of its subsidiaries (including Purchaser) and the Company;

3.	All waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated;

4.	The Company’s board of directors redeeming the preferred stock purchase rights, or Vishay being satisfied in its sole discretion that the preferred stock purchase rights have been invalidated or are otherwise inapplicable to the Offer and the proposed merger;

5.	Vishay having available to it proceeds of financings that are sufficient, together with cash on hand, to consummate the Offer and the proposed merger and to refinance all debt of the Company and Vishay that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the proposed merger or the financing thereof and to pay all related fees and expenses; and

6.	The Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Vishay’s ability to acquire the Company or otherwise diminishing the expected value to Vishay of the acquisition of the Company.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase;

2. Letter of Transmittal to be used by holders of Shares in accepting the Offer and tendering Shares;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to BNY Mellon Shareowner Services (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Return envelope addressed to the Depositary.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 27, 2008, UNLESS THE OFFER IS EXTENDED.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 12:00 midnight, New York City time, on October 27, 2008.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, at the address and telephone numbers set forth on the back cover page of the Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON, THE AGENT OF PURCHASER, VISHAY, THE INFORMATION AGENT OR THE DEPOSITARY AS, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.